SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Otonomo Technologies Ltd.

(Name of Issuer)

Ordinary Shares

(Class of Securities)

M7571L103

(CUSIP Number)

Bessemer Venture Partners

1865 Palmer Avenue, Suite 104

Larchmont, NY 10528

(914) 833-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2022

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: M7571L103

(1)	Name of Reporting Persons: Bessemer Venture Partners IX L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 3,088,886
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,088,886
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,563,561
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 133,157,402 Ordinary Shares issued and outstanding as of April 1, 2022, as disclosed in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by Otonomo Technologies Ltd. on May 6, 2022.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Bessemer Venture Partners IX Institutional L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 2,474,675
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 2,474,675
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,563,561
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 133,157,402 Ordinary Shares issued and outstanding as of April 1, 2022, as disclosed in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by Otonomo Technologies Ltd. on May 6, 2022.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Deer IX & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,563,561
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,563,561
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,563,561
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%*
(14)	Type of Reporting Person (See Instructions): PN

*

The percent of class was calculated based on 133,157,402 Ordinary Shares issued and outstanding as of April 1, 2022, as disclosed in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by Otonomo Technologies Ltd. on May 6, 2022.

CUSIP: M7571L103

(1)	Name of Reporting Persons: Deer IX & Co. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 5,563,561
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,563,561
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,563,561
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 4.2%*
(14)	Type of Reporting Person (See Instructions): CO

*

The percent of class was calculated based on 133,157,402 Ordinary Shares issued and outstanding as of April 1, 2022, as disclosed in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by Otonomo Technologies Ltd. on May 6, 2022.

CUSIP: M7571L103

This Amendment No. 1 (this “Amendment”) to Schedule 13D (the “Schedule 13D”) is being filed by Bessemer Venture Partners IX L.P. (“BVP IX”), Bessemer Venture Partners IX Institutional L.P. (“BPV IX Inst” and together with BVP IX, the “BVP IX Funds”), Deer IX & Co. L.P. (“Deer IX LP”), which is the general partner of each of the BVP IX Funds, and Deer IX & Co. Ltd., (“Deer IX Co,” and collectively with the BVP IX Funds and Deer IX LP, the “Reporting Persons”), which is the general partner of Deer IX LP. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as otherwise specifically amended in this Amendment, items in the Schedule 13D remain unchanged.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 25, 2022, BVP IX had sole voting and dispositive power with respect to 3,088,886 Ordinary Shares of the Issuer, constituting approximately 2.3% of the Issuer’s Ordinary Shares.

As of August 25, 2022, BVP IX Inst had sole voting and dispositive power with respect to 2,474,675 Ordinary Shares of the Issuer, constituting approximately 1.9% of the Issuer’s Ordinary Shares.

As of August 25, 2022, Deer IX LP, as the general partner of each of the BVP IX Funds may be deemed to have sole voting and dispositive power with respect to all 5,563,561 Ordinary Shares of the Issuer owned by the BVP IX Funds, constituting approximately 4.2% of the Issuer’s Ordinary Shares.

As of August 25, 2022, Deer IX Co, as the general partner of Deer IX LP may be deemed to have sole voting and dispositive power with respect to all 5,563,561 Ordinary Shares of the Issuer owned by the BVP IX Funds, constituting approximately 4.2% of the Issuer’s Ordinary Shares.

The percent of class was calculated based on 133,157,402 Ordinary Shares issued and outstanding as of April 1, 2022, as disclosed in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by Otonomo Technologies Ltd. on May 6, 2022.

(b)

Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c) The table below sets forth all transactions in the Ordinary Shares effected by the Reporting Persons since the filing of the Schedule 13D.

Reporting Person	Date	Amount of Securities	Price per Share	Where and How Effected
BVP IX	5/18/2022	349,776	$1.3022	Disposed in the Open Market
BVP IX	5/19/2022	28,724	$1.4004	Disposed in the Open Market
BVP IX	5/20/2022	15,744	$1.3077	Disposed in the Open Market
BVP IX	5/23/2022	5,613	$1.3512	Disposed in the Open Market
BVP IX	5/24/2022	22,653	$1.3156	Disposed in the Open Market
BVP IX	5/25/2022	8,325	$1.3099	Disposed in the Open Market
BVP IX	5/26/2022	832,800	$1.2869	Disposed in the Open Market
BVP IX	5/27/2022	27,760	$1.3288	Disposed in the Open Market
BVP IX	6/1/2022	66,624	$1.2949	Disposed in the Open Market

CUSIP: M7571L103

BVP IX	6/2/2022	5,552	$1.3354	Disposed in the Open Market
BVP IX	6/6/2022	3,799	$1.3135	Disposed in the Open Market
BVP IX	6/7/2022	619,215	$1.2516	Disposed in the Open Market
BVP IX	6/8/2022	54,456	$1.3000	Disposed in the Open Market
BVP IX	6/9/2022	69,733	$1.3001	Disposed in the Open Market
BVP IX	6/13/2022	59,406	$1.2942	Disposed in the Open Market
BVP IX	6/15/2022	832,800	$1.2325	Disposed in the Open Market
BVP IX	6/16/2022	27,760	$1.2995	Disposed in the Open Market
BVP IX	6/17/2022	9,327	$1.2109	Disposed in the Open Market
BVP IX	6/22/2022	194,871	$1.1491	Disposed in the Open Market
BVP IX	6/23/2022	96,037	$1.1524	Disposed in the Open Market
BVP IX	6/24/2022	877,777	$1.1517	Disposed in the Open Market
BVP IX	6/27/2022	5,576	$1.1319	Disposed in the Open Market
BVP IX	6/28/2022	3,554	$1.1779	Disposed in the Open Market
BVP IX	6/29/2022	39,295	$1.1018	Disposed in the Open Market
BVP IX	7/1/2022	12,164	$1.0845	Disposed in the Open Market
BVP IX	7/5/2022	27,816	$1.0501	Disposed in the Open Market
BVP IX	7/6/2022	6,614	$1.0366	Disposed in the Open Market
BVP IX	7/7/2022	9,994	$1.0508	Disposed in the Open Market
BVP IX	7/8/2022	9,868	$1.0385	Disposed in the Open Market
BVP IX	7/11/2022	74,183	$1.0054	Disposed in the Open Market
BVP IX	7/12/2022	94	$1.0053	Disposed in the Open Market
BVP IX	7/13/2022	319	$1.0014	Disposed in the Open Market
BVP IX	7/14/2022	13,880	$0.9466	Disposed in the Open Market
BVP IX	7/15/2022	15,169	$0.9048	Disposed in the Open Market
BVP IX	7/20/2022	63,047	$0.7517	Disposed in the Open Market
BVP IX	7/21/2022	61,151	$0.7361	Disposed in the Open Market
BVP IX	7/22/2022	36,276	$0.7207	Disposed in the Open Market
BVP IX	7/25/2022	26,672	$0.7102	Disposed in the Open Market
BVP IX	7/26/2022	16,055	$0.7216	Disposed in the Open Market
BVP IX	7/27/2022	34,242	$0.7061	Disposed in the Open Market
BVP IX	7/28/2022	20,157	$0.7000	Disposed in the Open Market
BVP IX	7/29/2022	19,604	$0.7033	Disposed in the Open Market
BVP IX	8/1/2022	6,556	$0.7025	Disposed in the Open Market
BVP IX	8/2/2022	74,656	$0.7002	Disposed in the Open Market
BVP IX	8/3/2022	110,955	$0.7103	Disposed in the Open Market
BVP IX	8/4/2022	98,767	$0.7025	Disposed in the Open Market
BVP IX	8/5/2022	52,690	$0.7002	Disposed in the Open Market
BVP IX	8/8/2022	2,097,620	$0.7005	Disposed in the Open Market
BVP IX	8/9/2022	225,844	$0.7000	Disposed in the Open Market
BVP IX	8/10/2022	16,588	$0.7000	Disposed in the Open Market
BVP IX	8/11/2022	17,096	$0.7210	Disposed in the Open Market
BVP IX	8/12/2022	56,517	$0.7030	Disposed in the Open Market
BVP IX	8/15/2022	176,035	$0.7038	Disposed in the Open Market
BVP IX	8/16/2022	65,285	$0.7205	Disposed in the Open Market
BVP IX	8/17/2022	18,068	$0.7002	Disposed in the Open Market

CUSIP: M7571L103

Reporting Person	Date	Amount of Securities	Price per Share	Where and How Effected
BVP IX Inst	5/18/2022	280,224	$1.3022	Disposed in the Open Market
BVP IX Inst	5/19/2022	23,013	$1.4004	Disposed in the Open Market
BVP IX Inst	5/20/2022	12,613	$1.3077	Disposed in the Open Market
BVP IX Inst	5/23/2022	4,496	$1.3512	Disposed in the Open Market
BVP IX Inst	5/24/2022	18,148	$1.3156	Disposed in the Open Market
BVP IX Inst	5/25/2022	6,670	$1.3099	Disposed in the Open Market
BVP IX Inst	5/26/2022	667,200	$1.2869	Disposed in the Open Market
BVP IX Inst	5/27/2022	22,240	$1.3288	Disposed in the Open Market
BVP IX Inst	6/1/2022	53,376	$1.2949	Disposed in the Open Market
BVP IX Inst	6/2/2022	4,448	$1.3354	Disposed in the Open Market
BVP IX Inst	6/6/2022	3,043	$1.3135	Disposed in the Open Market
BVP IX Inst	6/7/2022	496,085	$1.2516	Disposed in the Open Market
BVP IX Inst	6/8/2022	43,627	$1.3000	Disposed in the Open Market
BVP IX Inst	6/9/2022	55,867	$1.3001	Disposed in the Open Market
BVP IX Inst	6/13/2022	47,594	$1.2942	Disposed in the Open Market
BVP IX Inst	6/15/2022	667,200	$1.2325	Disposed in the Open Market
BVP IX Inst	6/16/2022	22,240	$1.2995	Disposed in the Open Market
BVP IX Inst	6/17/2022	7,473	$1.2109	Disposed in the Open Market
BVP IX Inst	6/22/2022	156,121	$1.1491	Disposed in the Open Market
BVP IX Inst	6/23/2022	76,941	$1.1524	Disposed in the Open Market
BVP IX Inst	6/24/2022	703,233	$1.1517	Disposed in the Open Market
BVP IX Inst	6/27/2022	4,467	$1.1319	Disposed in the Open Market
BVP IX Inst	6/28/2022	2,847	$1.1779	Disposed in the Open Market
BVP IX Inst	6/29/2022	31,481	$1.1018	Disposed in the Open Market
BVP IX Inst	7/1/2022	9,746	$1.0845	Disposed in the Open Market
BVP IX Inst	7/5/2022	22,284	$1.0501	Disposed in the Open Market
BVP IX Inst	7/6/2022	5,298	$1.0366	Disposed in the Open Market
BVP IX Inst	7/7/2022	8,006	$1.0508	Disposed in the Open Market
BVP IX Inst	7/8/2022	7,905	$1.0385	Disposed in the Open Market
BVP IX Inst	7/11/2022	59,432	$1.0054	Disposed in the Open Market
BVP IX Inst	7/12/2022	76	$1.0053	Disposed in the Open Market
BVP IX Inst	7/13/2022	255	$1.0014	Disposed in the Open Market
BVP IX Inst	7/14/2022	11,120	$0.9466	Disposed in the Open Market
BVP IX Inst	7/15/2022	12,152	$0.9048	Disposed in the Open Market

CUSIP: M7571L103

BVP IX Inst	7/20/2022	50,511	$0.7517	Disposed in the Open Market
BVP IX Inst	7/21/2022	48,992	$0.7361	Disposed in the Open Market
BVP IX Inst	7/22/2022	29,062	$0.7207	Disposed in the Open Market
BVP IX Inst	7/25/2022	21,369	$0.7102	Disposed in the Open Market
BVP IX Inst	7/26/2022	12,863	$0.7216	Disposed in the Open Market
BVP IX Inst	7/27/2022	27,433	$0.7061	Disposed in the Open Market
BVP IX Inst	7/28/2022	16,148	$0.7000	Disposed in the Open Market
BVP IX Inst	7/29/2022	15,706	$0.7033	Disposed in the Open Market
BVP IX Inst	8/1/2022	5,253	$0.7025	Disposed in the Open Market
BVP IX Inst	8/2/2022	59,811	$0.7002	Disposed in the Open Market
BVP IX Inst	8/3/2022	88,891	$0.7103	Disposed in the Open Market
BVP IX Inst	8/4/2022	79,127	$0.7025	Disposed in the Open Market
BVP IX Inst	8/5/2022	42,213	$0.7002	Disposed in the Open Market
BVP IX Inst	8/8/2022	1,680,513	$0.7005	Disposed in the Open Market
BVP IX Inst	8/9/2022	180,935	$0.7000	Disposed in the Open Market
BVP IX Inst	8/10/2022	13,289	$0.7000	Disposed in the Open Market
BVP IX Inst	8/11/2022	13,696	$0.7210	Disposed in the Open Market
BVP IX Inst	8/12/2022	45,278	$0.7030	Disposed in the Open Market
BVP IX Inst	8/15/2022	141,030	$0.7038	Disposed in the Open Market
BVP IX Inst	8/16/2022	52,303	$0.7205	Disposed in the Open Market
BVP IX Inst	8/17/2022	14,475	$0.7002	Disposed in the Open Market

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares on August 8, 2022.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement regarding filing of joint Schedule 13D.
Exhibit 99.2	Registration Rights Agreement, incorporated by reference to Exhibit 4.10 of the Form F-4 filed by Issuer with the SEC on March 12, 2021.
Exhibit 99.3	Confidentiality and Lockup Agreement, incorporated by reference to Exhibit 10.5 of the Form F-4 filed by Issuer with the SEC on March 12, 2021.

CUSIP: M7571L103

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 14, 2022

BESSEMER VENTURE PARTNERS IX L.P.
BESSEMER VENTURE PARTNERS IX INSTITUTIONAL L.P.

By:	Deer IX & Co. L.P., their General Partner

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. L.P.

By:	Deer IX & Co. Ltd., its General Partner

By:	/s/ Scott Ring
Scott Ring, General Counsel

DEER IX & CO. LTD.

By:	/s/ Scott Ring
Scott Ring, General Counsel

Notice Address:

c/o Bessemer Venture Partners 1865 Palmer Avenue
Suite 104
Larchmont, NY 10538
Tel. 914-833-5300